Barclays Bank PLC (Summary of Changes) – August 25, 2023

- **Removed Michael Ashley on Schedule A**
- **Removed Paul Leech on Schedule A**
- **Removed Timothy Breedon on Schedule A**
- **Added Larisa Kvetnoy on Schedule A**
- **Updated the Certifier (Jody Piccione) with regards to access to records**